Exhibit 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT ON THE PROGRESS OF

CONNECTED TRANSACTION IN RELATION TO A PARTNERSHIP

Reference is made to the Original Announcement of the Company dated 28 October 2020 in relation to the connected transaction regarding the formation of the Partnership by the Company (as the limited partner) with China Life Properties (as the general partner) under the Partnership Agreement entered into between them.

As a number of potential opportunities for investing high-quality mezzanine assets arise in the market, which require capital investment for a relatively short period, there exists a mismatch between the duration of such assets and the investment period of the Partnership. In order to better seize the opportunities to increase the allocation in mezzanine real estate assets, hedge against the interest rate downside risk and increase income from insurance funds investment, the Company intends to enter into the Supplemental Agreement to the Partnership Agreement with China Life Properties by 31 December 2021 to allow the Partnership to proceed with revolving investment.

Under the revolving investment mechanism, the Partnership may, during the investment period, retain a portion of the distributable profits from investment projects disposed of by the Partnership on a provisional basis, provided that such portion retained by the Partnership shall not exceed the investment cost of the Partnership to such investment projects and shall be used for revolving investment. The accumulative amount for revolving investment shall not exceed the total capital contribution by all partners of the Partnership. The revolving investment mechanism will not change the core terms of the Partnership including the investment strategy and investment period of the Partnership, nor increase the capital commitment of the Company to the Partnership.

The Directors (including the independent non-executive Directors) are of the view that the revolving investment mechanism under the Supplemental Agreement is on normal commercial terms, fair and reasonable, and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui may be regarded as having an interest in the transaction, they have abstained from voting on the resolution of the Board to approve the Supplemental Agreement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“China Life Properties”	國壽置業投資管理有限公司 (China Life Properties Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated under the laws of the PRC

“Directors”	the directors of the Company

“Original Announcement”	the announcement of the Company dated 28 October 2020 in relation to the connected transaction regarding the formation of the Partnership

“Partnership”	國壽啟航壹期（天津）股權投資基金合夥企業（有限合夥） (China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)), a limited partnership established under the laws of the PRC

“Partnership Agreement”	the partnership agreement entered into by the Company (as the limited partner) with China Life Properties (as the general partner) on 20 November 2020

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region

“Supplemental Agreement”	the supplemental agreement to the Partnership Agreement to be entered into by the Company with China Life Properties

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 August 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen

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